

November 24, 2010

William F. Donovan, M.D.
Chief Executive Officer
Spine Pain Management, Inc.
5225 Katy Freeway
Suite 600
Houston, Texas 77007

      Re: Spine Pain Management, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              Form 10-Q for the Quarterly Period ended June 30, 2010
              Filed August 16, 2010
              File No. 000-27407

Dear Dr. Donovan:

      We have reviewed your September 29, 2010 response to our September 21, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Revenue Recognition, page 20

1. Refer to your response to Comment One. You state that typically the defendant in the accident case pays the patient's bill upon settlement or final judgment of the accident

case. In order to recognize revenue, please tell us how you concluded that 1) persuasive evidence of an arrangement existed between all of the parties and 2) collectability was reasonably assured.

2. Further, you have currently estimated the average discount on all current cases will be 45% based on historical case resolution experience. In addition you appear to have collected only $32,006 of receivables in the Company's entire history. Please tell us what historical case resolution supported your 45% discount.

3. Refer to your proposed statement of operations presentation presented in Exhibit 2 of your response. Please tell us what gross revenue represents and why presenting it is meaningful to understanding your results of operations. Otherwise, please revise your presentation to only present net revenue, which was $540,505 in 2009.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant